UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tilly’s, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

886885102
(CUSIP Number)

March 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Fund 1 Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,164,352 shares Refer to Item 4 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,164,352 shares Refer to Item 4 below.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,164,352 shares Refer to Item 4 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 22.9% Refer to Item 4 below.
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Class A Common Stock of Tilly's, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 10 Whatney, Irvine, California 92618.  This Amendment is being filed by the Reporting Person to amend the Schedule 13D that was filed on March 15, 2023 (as amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 5(a) through 5(c) of the Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover page.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2022, as filed with the Securities and Exchange Commission on December 7, 2022, that there were 22,537,461 shares of Class A Common Stock of the Issuer outstanding as of December 2, 2022.

(c)  The following table lists transactions in the Class A Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D and have not already been reported in the Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	03/28/2023	35,000	$7.1180
Open market purchase	03/29/2023	135,000	$7.2501
Open market purchase	03/29/2023	10,000	$7.2808
Open market purchase	03/30/2023	45,000	$7.4961
Open market purchase	03/30/2023	105,000	$7.5200
Open market purchase	03/31/2023	14,070	$7.4996
Open market purchase	03/31/2023	10,000	$7.5660
Open market purchase	03/31/2023	11,570	$7.6734
Open market purchase	04/03/2023	10,000	$7.5850
Open market purchase	04/03/2023	34,000	$7.6035
Open market purchase	04/04/2023	34,200	$7.5642

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 4, 2023

FUND 1 INVESTMENTS, LLC

By: /s/ Benjamin C. Cable
Benjamin C. Cable
Chief Operating Officer